SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM 11-K
                                   ----------

               |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                 |_| TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 1-12385

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NEWPORT NEWS SHIPBUILDING INC.
                  401(k) Investment Plan for Salaried Employees

                            4101 Washington Avenue
                         Newport News, Virginia 23607

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                          Newport News, Virginia 23607

            Newport News Shipbuilding Inc. 401(k) Investment
            Plan for Salaried Employees

            Financial Statements
            As of December 31, 1998 and 1997
            Together With Report of Independent Public Accountants

                    Report of Independent Public Accountants



To Newport News Shipbuilding Inc.:

We have audited the accompanying statements of net assets available for benefits of the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations as of December 31, 1998, and schedule of reportable transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         ARTHUR ANDERSEN LLP

Washington, D.C.
June 4, 1999

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees


                               Table of Contents

                                                                            Page

Statements of Net Assets Available for Benefits
  As of December 31, 1998 and 1997                                           1

Statement of Changes in Net Assets Available for Benefits
  For the Year Ended December 31, 1998                                       2

Notes to Financial Statements
  As of December 31, 1998 and 1997                                           3

Item 27(a) -Schedule of Assets Held for Investment Purposes
  As of December 31, 1998                                                    9

Item 27(b) -Schedule of Loans or Fixed Income Obligations
  As of December 31, 1998                                                   10

Item 27(d) -Schedule of Reportable Transactions
  As of December 31, 1998 and for the Year Ended December 31, 1998          14

Schedules Omitted Because There Were No Such Items As of and for the Year Ended December 31, 1998:

  Item 27(c) - Schedule of Leases in Default or Classified as Uncollectible
  Item 27(e) - Schedule of Nonexempt Transactions

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees


                Statements of Net Assets Available for Benefits
                       As of December 31, 1998 and 1997





                                                          1998                1997
                                                          ----                -----

Assets:
   Cash                                               $    104,150      $   -

   Investments, at fair market value-
      Collective investment funds:
         U.S. Bond Index Fund                           11,354,024         8,896,883
         Equity Index Fund                              69,136,422        50,578,223
         LifePath 2000                                   1,866,295         1,249,011
         LifePath 2010                                   3,669,987         2,361,491
         LifePath 2020                                   3,927,887         2,042,608
         LifePath 2030                                   2,361,824         1,144,463
         LifePath 2040                                   4,176,220         1,540,054
         Money Market Fund                             199,821,215       199,031,467
         Uniqmoedc Money Market Fund                     2,493,437         3,083,687
      Mutual funds:
         Putnam New Opportunities Fund                  60,498,095        43,303,843
         Templeton Foreign Fund                         12,769,790        11,965,918
         Fidelity Growth Company Fund                   85,861,118        70,202,135
         INVESCO Value Trust Total Return Fund          12,983,355         9,947,778
      Common Stock:
         Newport News Shipbuilding Inc. Common Stock    92,539,126        50,628,614
         El Paso Natural Gas Company Common  Stock      12,633,747        13,256,907
         Tenneco Inc. Common Stock                      71,473,688        89,962,278
      Participant Loans                                 34,694,909        33,018,436
                                                      -------------     -------------
            Total investments                          682,261,139       592,213,796
                                                      -------------     -------------
   Receivables:
      Employer's contributions                           1,165,010           894,669
      Participants' contributions                          963,246         1,065,178
                                                      -------------     -------------
            Total assets                               684,493,545       594,173,643
                                                      -------------     -------------

Liabilities:
      Other liabilities                                          -           183,461
                                                      -------------     -------------
Net assets available for benefits                     $684,493,545      $593,990,182
                                                      =============     =============



   The accompanying notes are an integral part of these financial statements.

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees


           Statement of Changes in Net Assets Available for Benefits
                     For the Year Ended December 31, 1998




Additions:
   Investment income-
      Net appreciation in fair value of investments                $ 48,810,474
      Interest                                                        8,687,359
      Dividends                                                      20,487,714
   Contributions-
      Employer's                                                     23,143,136
      Participants'                                                  28,601,886
   Other additions                                                      126,735
                                                                   -------------
            Total additions                                         129,857,304
                                                                   -------------
Deductions:
   Benefits paid to participants                                    (39,325,189)
   Administrative expenses                                              (28,752)
                                                                   -------------
            Total deductions                                        (39,353,941)
                                                                   -------------
Net additions                                                        90,503,363
                                                                   -------------
Net assets available for benefits, December 31, 1997                593,990,182
                                                                   -------------
Net assets available for benefits, December 31, 1998               $684,493,545
                                                                   ============

    The accompanying notes are an integral part of this financial statement.

               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees


                         Notes to Financial Statements
                       As of December 31, 1998 and 1997



1. Description of the Plan:

General

The Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees (the "Plan") was adopted by Newport News Shipbuilding Inc. (the "Company" or "NNS"), effective December 16, 1996. This Plan was established as a result of the Company being spun-off from its former parent, Tenneco Inc. ("Tenneco") on December 11, 1996 (the "Spin-Off"). Prior to the Spin-Off, the Company's salaried employees were participants in the Tenneco Thrift Plan (the "Former Plan").

The Plan is intended to constitute a defined contribution 401(k) plan that provides for tax-deferred savings and employer contributions to participants. The Company and Merrill Lynch (the "Trustee") have executed the Newport News Shipbuilding Inc. 401(k) Investment Plan for Salaried Employees Trust Agreement, which provides for the investment and reinvestment of the assets of the Plan.

The Plan is administered by the Company's Benefits Committee (the "Committee"). The members of the Committee are appointed by the Company's Board of Directors (the "Board").

Eligibility and Contributions

All salaried employees are eligible to participate in the Plan on the first day of the month after applying for Plan participation. Participants may elect to voluntarily contribute a percentage of their annual before-tax compensation, not to exceed limitations imposed by the Internal Revenue Service, through equal pay period deductions. Participant contributions can range from 1 percent to 12 percent of annual compensation. The Company will provide a matching contribution equal to 50 percent of participant contributions, capped at 8 percent of participant contributions. Company matching contributions are made in the form of the Company's stock. All Plan participants, regardless of whether they make a contribution, also receive a Company stock grant equal to 3 percent of the employee's base pay, each pay period.

Participant Accounts

Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses and Company matching contributions each pay period. Allocations are based on the participant's account balance, as defined in the plan document.

Vesting

Participants hired after December 11, 1996, must have completed two years of Company service to be vested in Company matching contributions. Forfeited contributions are applied to reduce future Company matching contributions. Participants hired prior to December 11, 1996, are fully vested in Company matching contributions. All participants are fully vested in the 3 percent stock grant and all other funds in their accounts.

Payment of Benefits

Upon termination of employment, including layoff, distributions to participants are generally made via single lump sum payments. Participants whose account balances exceed $3,500 (or have ever exceeded this amount at the time of a previous distribution) have the right to defer the distribution of their account balances until they reach the age of 70.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions in 1 percent increments in any of the nine investment funds that are selected by the Committee. The Committee has currently selected the following funds:

U.S. Bond Index Fund - This is an index fund that attempts to replicate the returns of the Lehman Brothers Aggregate Bond Index.

Equity Index Fund - This is a growth-oriented common stock mutual fund that focuses on long-term capital appreciation and current income.

LifePath Funds - Collective funds which seek to achieve an appropriate balance of risk versus return to help reach investment goals at specific times in the future. Participants are able to choose from 5 different LifePath funds.

Money Market Fund - Invests in high-quality securities maturing in 13 months or less.

Putnam New Opportunities Fund - Seeks long-term capital appreciation.

Templeton Foreign Fund - Seeks long-term capital growth by investing in stock and debt obligations of companies and governments outside the United States.

NNS Fidelity Growth Company Fund - This is a growth-oriented common stock mutual fund.

NNS INVESCO Value Trust Total Return Fund - Seeks consistent total return during a variety of market cycles.

Newport News Shipbuilding Inc. Common Stock Fund - Contributions are invested in the common stock of the Company.

The Plan holds investments in the Tenneco Inc. Common Stock Fund and El Paso Natural Gas Company Common Stock Fund due to a stock-split that occurred as a result of the Spin-Off. Investments in these stocks may be held or sold and reinvested by participants. However, participants cannot purchase additional shares of El Paso Natural Gas Company and Tenneco Inc. Common Stock under the Plan.

Investments in the Newport News Shipbuilding Inc. Common Stock Fund, NNS Fidelity Growth Company Fund, NNS INVESCO Value Trust Total Return Fund, Tenneco Inc. Common Stock Fund, and the El Paso Natural Gas Company Common Stock Fund, are assigned units of participation. All of these funds hold investments in the Uniqmoedc Money Market Fund. The unit value is determined daily, based upon the fair market value of underlying net assets. The total units assigned to participants and the unit values at December 31,1998 were as follows:


                                                          Units    Unit Value
                                                          1998       1998
                                                       ----------  ---------

      Newport News Shipbuilding Inc. Common
        Stock Fund                                     4,785,078     $19.43
      NNS Fidelity Growth Company Fund                 5,981,730     $14.39
      NNS INVESCO Value Trust Total Return Fund          948,968     $13.76
      Tenneco Inc. Common Stock Fund                   8,790,197    $  8.13
      El Paso Natural Gas Company Common Stock Fund      868,134     $14.65

Loans to Participants

A participant may borrow up to 50 percent of his or her account balance with a minimum loan amount of $1,000. Loans are repayable through payroll deductions for a period no longer than 5 years. Interest on loans to participants is charged at a rate of prime (rate of interest charged by commercial banks on loans to preferred customers) plus 1 percent. The interest rate at December 31, 1998 was 8.75 percent.

2. Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of the Company's assets, liabilities, revenue, and expenses. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are recorded at fair market value based on quoted market prices. Purchases and sales transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded when paid.

3. Investments:

The fair market value of individual investments that represent five percent of the Plan's net assets as of December 31, 1998 and 1997, are as follows:

                                                        1998          1997
                                                        ----          ----

      Equity Index Fund                            $ 69,136,422   $ 50,578,223

      Money Market Fund                             199,821,215    199,031,467
      Putnam New Opportunities Fund                  60,498,095     43,303,843
      Fidelity Growth Company Fund                   85,861,118     70,202,135
      Newport News Shipbuilding Inc. Common Stock    92,539,126     50,628,614
      Tenneco Inc. Common Stock                      71,473,688     89,962,278
      Participant Loans                              34,694,909     33,018,436

4. Tax Status:

The Plan obtained its most recent determination letter on November 17, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan's administrator and the legal counsel of the Company believe that the Plan is currently designed and being operated in compliance with requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination:

The Company does not plan to terminate the Plan, however it has the right to do so at any time by action of the Board. Should the Company decide to terminate the Plan, all participants would become fully vested in their account balances.


6. Related Party Transactions:

Since the Company's common stock is an investment option, investments in this common stock represent related party transactions. Certain plan investments are shares of collective funds managed by the Trustee. Therefore, transactions with these investments qualify as related-party transactions.

7.  Participant Directed Investment Programs:

     Statement of Changes in Net Assets by Investment With Fund Information
                      For the Year Ended December 31, 1998




                                               U.S. Bond
                                                 Index        Equity      LifePath    LifePath    LifePath    LifePath     LifePath
                                                 Fund       Index Fund      2000        2010        2020         2030        2040
                                              -----------    ----------  ---------    ---------   ---------   ---------  -----------


Net assets, December 31, 1997                 $ 8,896,883  $50,578,223  $1,249,011  $2,361,491  $2,042,608  $1,144,463   $1,540,054


Additions:

     Investment income-
         Net appreciation (depreciation) in
           fair value of investments                   -    15,023,122     146,680     395,245     497,167     333,400      625,924
         Interest                                 854,181           -           -           -           -           -            -
         Dividends                                     -            -           -           -           -           -            -
     Contributions-
         Employer's                                    -            -           -           -           -           -            -
         Participants'                            550,310    3,237,218      97,002     235,420     359,767     244,658      427,167
     Other additions                                 (589)     (99,888)          8     (27,811)         19         (51)         130
                                              -----------    ----------  ---------    ---------   ---------   ---------  -----------
                  Total additions               1,403,902   18,160,452     243,690     602,854     856,953     578,007    1,053,221
                                              -----------    ----------  ---------    ---------   ---------   ---------  -----------
Deductions:

     Benefits paid to participants               (818,664)  (2,443,594)    (26,787)    (19,353)    (39,591)    (53,869)    (320,000)
     Administrative expenses                         (192)      (1,513)        (39)        (66)       (142)       (128)        (178)
                                              -----------   ----------   ---------    ---------   ---------   ---------  -----------
                  Total deductions               (818,856)  (2,445,107)    (26,826)    (19,419)    (39,733)    (53,997)    (320,178)
                                              -----------   ----------   ---------    ---------   ---------   ---------  -----------
Net increase (decrease) prior to
   interfund transfers                            585,046   15,715,345     216,864     583,435     817,220     524,010      733,043
Interfund  transfers                            1,872,095    2,842,854     400,420     725,061   1,068,059     693,351    1,903,123
                                              -----------  -----------   ---------   ---------   ---------   ---------    ----------
Net increase (decrease)                         2,457,141   18,558,199     617,284   1,308,496   1,885,279   1,217,361    2,636,166
                                              -----------   ----------    ---------  -----------   --------- -----------  ---------
Net assets, December 31, 1998                 $11,354,024  $69,136,422  $1,866,295  $3,669,987  $3,927,887  $2,361,824   $4,176,220
                                              ===========  ===========   ==========  ==========  ==========   =========  ===========





                                                  Money        Uniqmoedc       Putnam New
                                                  Market      Money Market   Opportunities
                                                   Fund           Fund            Fund
                                                -----------    -----------    -----------


Net assets, December 31, 1997                  $199,031,467    $3,083,687     $43,303,843


Additions:

     Investment income-
         Net appreciation (depreciation) in
           fair value of investments                     -             -        9,911,913
         Interest                                        -        167,019       1,951,395
         Dividends                               10,560,243            -               -
     Contributions-
         Employer's                                    (206)           -               -
         Participants'                           10,503,513            -        4,086,578
     Other additions                                734,784      (757,269)        (37,947)
                                                -----------    -----------     -----------
                  Total additions                21,798,334      (590,250)     15,911,939
                                                -----------    -----------     -----------
Deductions:

     Benefits paid to participants              (20,650,091)            -      (2,679,945)
     Administrative expenses                         (8,137)            -          (1,752)
                                              -------------    -----------     -----------
                  Total deductions              (20,658,228)            -      (2,681,697)
                                              -------------    -----------     -----------
Net increase (decrease) prior to
   interfund transfers                            1,140,106       (590,250)    13,230,242
Interfund  transfers                               (350,358)            -       3,964,010
                                               ------------     ----------    -----------
Net increase (decrease)                             789,748       (590,250)    17,194,252
                                               ------------    -----------    -----------
Net assets, December 31, 1998                  $199,821,215     $2,493,437    $60,498,095
                                               ============     ==========    ===========


     Statement of Changes in Net Assets by Investment With Fund Information
                      For the Year Ended December 31, 1998
                                   (Continued)




                                                                                             Newport        El Paso
                                                                              INVESCO         News        Natural Gas
                                             Templeton       Fidelity       Value Trust   Shipbuilding      Company      Tenneco
                                              Foreign     Growth Company   Total Return    Inc. Common      Common     Inc. Common
                                               Fund            Fund            Fund           Stock          Stock        Stock
                                           --------------   -----------     ------------   ------------     ----------  ------------

Net assets, December 31, 1997                $11,965,918   $70,202,135      $9,947,778     $50,628,614    $13,256,907   $89,962,278

Additions:

     Investment income-
         Net appreciation (depreciation)
           in fair value of investments       (1,924,744)   12,610,500        (630,282)     21,231,995        712,084   (10,122,530)
         Interest                              1,268,824            -        1,393,885              -              -             -
         Dividends                                    -      6,052,146         636,861         380,671        284,545     2,573,248

     Contributions-
         Employer's                                   -             -               -       23,074,765             -             -
         Participants'                         1,154,904     4,355,199         865,110       2,385,225             (2)          (15)
     Other additions                                 988       202,298         (24,776)       (286,346)      (140,892)       94,705
                                             ------------   -----------     ------------   ------------     ----------  ------------
                  Total additions                499,972    23,220,143       2,240,798      46,786,310        855,735    (7,454,592)
                                             ------------   -----------     ------------   ------------     ----------  ------------
Deductions:
     Benefits paid to participants              (401,032)   (3,624,685)       (391,120)     (2,714,003)      (556,514)   (3,550,183)
     Administrative expenses                        (362)       (2,146)           (279)         (1,133)          (119)         (805)
                                             ------------   -----------     ------------   ------------     ----------  ------------
                  Total deductions              (401,394)   (3,626,831)       (391,399)     (2,715,136)      (556,633)   (3,550,988)
                                             ------------   -----------     ------------   ------------     ----------  ------------

Net increase (decrease) prior to
   interfund transfers                            98,578    19,593,312       1,849,399      44,071,174        299,102   (11,005,580)
Interfund transfers                              705,294    (3,934,329)      1,186,178      (2,160,662)      (922,262)   (7,483,010)
                                             ------------  ------------     ------------   ------------     ----------  ------------
Net increase (decrease)                          803,872    15,658,983       3,035,577      41,910,512       (623,160)  (18,488,590)
                                             ------------   -----------     ------------   ------------     ----------  ------------
Net assets, December 31, 1998                $12,769,790   $85,861,118     $12,983,355     $92,539,126    $12,633,747   $71,473,688
                                             ============   ===========    =============   ============   ============  ============








                                             Participant
                                                Loans         Other         Total
                                              -----------  -----------  -----------

Net assets, December 31, 1997                $33,018,436  $1,776,386   $593,990,182

Additions:

     Investment income-
         Net appreciation (depreciation)
           in fair value of investments               -           -      48,810,474
         Interest                              3,049,674       2,381      8,687,359
         Dividends                                    -           -      20,487,714

     Contributions-
         Employer's                                   -       68,577     23,143,136
         Participants'                                -       99,832     28,601,886
     Other additions                             237,437     231,935        126,735
                                              -----------  -----------  -----------
                  Total additions              3,287,111     402,725    129,857,304
                                              -----------  -----------  -----------
Deductions:
     Benefits paid to participants            (1,027,669)     (8,089)   (39,325,189)
     Administrative expenses                        -        (11,761)       (28,752)
                                              -----------  -----------  -----------
                  Total deductions            (1,027,669)    (19,850)   (39,353,941)
                                              -----------  -----------  -----------

Net increase (decrease) prior to
   interfund transfers                         2,259,442     382,875     90,503,363
Interfund transfers                             (582,969)     73,145             -
                                              -----------  -----------  -----------
Net increase (decrease)                        1,676,473     456,020     90,503,363
                                              -----------  -----------  -----------
Net assets, December 31, 1998                $34,694,909  $2,232,406   $684,493,545
                                             ============  =========== ============


               Newport News Shipbuilding Inc. 401(k) Investment
                          Plan for Salaried Employees


         Item 27(a) - Schedule of Assets Held for Investment Purposes
                            As of December 31, 1998



                                                                                               Current
    Identity of Issue                                Asset Description           Cost            Value
---------------------------                          -----------------      -------------   --------------

U.S. Bond Index Fund*                                 Collective Fund       $  11,354,024   $  11,354,024
Equity Index Fund*                                    Collective Fund          46,287,481      69,136,422
LifePath 2000*                                        Collective Fund           1,757,537       1,866,295
LifePath 2010*                                        Collective Fund           3,281,257       3,669,987
LifePath 2020*                                        Collective Fund           3,396,121       3,927,887
LifePath 2030*                                        Collective Fund           2,030,740       2,361,824
LifePath 2040*                                        Collective Fund           3,589,441       4,176,220
Money Market Fund*                                    Collective Fund         199,821,215     199,821,215
Uniqmoedc Money Market Fund                           Collective Fund           2,493,437       2,493,437
Putnam New Opportunities Fund                         Mutual Fund Shares       45,906,226      60,498,095
Templeton Foreign Fund                                Mutual Fund Shares       14,994,964      12,769,790
Fidelity Growth Company Fund                          Mutual Fund Shares       70,876,640      85,861,118
INVESCO Value Trust Total Return                      Mutual Fund Shares       11,476,623      12,983,355
  Fund
Newport News Shipbuilding Inc.
  Common Stock*                                       Common Stock Shares      63,108,780      92,539,126
El Paso Natural Gas Company
  Common Stock                                        Common Stock Shares       7,390,535      12,633,747
Tenneco Inc. Common Stock                             Common Stock Shares      83,793,205      71,473,688
Participant Loans (interest rates
  varied from 6.17% to 9.89% during 1998)*            Participant Loans        34,694,909      34,694,909
                                                                             ------------    ------------
 Total assets held for investment purposes                                   $606,253,135    $682,261,139
                                                                             ============    ============



*  Represents a party-in-interest

               Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees

           Item 27(b) - Schedule of Loans or Fixed Income Obligations
                             As of December 31, 1998


                                          Loan Payments
                                            in 1998            Unpaid
                             Loan      --------------------   Balance at
          Name              Amount     Principal   Interest   12/31/98                            Loan Terms
--------------------       --------    --------  -----------  ----------     ---------------------------------------------------

Puckett, David L.          $ 10,000       -           -       $9,718.30     4.5 yrs., 7.75%, made - 11/30/95 maturity - 5/31/00
Brown, Stafford T.            3,000       -           -        3,351.35     2 yrs., 9.5%, made - 10/28/97 maturity - 10/28/99
Wiggins, Charles D.          10,000       -           -        3,931.38     4 yrs., 7.5%, made - 12/31/92 maturity - 12/31/96
Howard, Stanley M.            3,000       -           -        2,825.85     4.5 yrs., 7.5%, made - 4/30/95 maturity - 10/31/99
Smith, Daniel L.              5,000       -           -        2,991.09     4.5 yrs., 7.25%, made - 9/30/94 maturity - 3/31/99
Ratcliffe, Nicholas          10,000       -           -        4,005.18     4.5 yrs., 7.00%, made - 11/30/93 maturity - 5/31/98
Sarver, James M.              9,500       -           -          367.46     4.5 yrs., 8.00%, made - 6/30/92 maturity - 12/31/96
Sarver, James M.             23,000       -           -       27,053.92     5 yrs., 9.25%, made - 3/24/97 maturity - 3/20/02
Brown, Madison C.            14,500       -           -       10,671.31     4.5 yrs., 7.00%, made - 2/25/94 maturity - 8/31/98
Clayton, Dean M.              2,000       -           -        2,425.35     3 yrs., 7.5%, made - 9/30/95 maturity - 9/30/98
Hickman, Sidney C.           11,500       -           -          141.21     4.5 yrs., 7.5%, made - 7/31/95 maturity - 1/31/00
Gilmartin, Sean R.            1,000       -           -        1,518.27     2 yrs., 7.10%, made - 1/25/93 maturity - 2/15/95
James, Raymond H.             4,500       -           -        7,283.38     3 yrs., 7.1%, made - 8/20/92 maturity - 9/15/95
Campbell, Willie G.           2,000       -           -        2,373.42     2 yrs., 6.48%, made - 11/1/93 maturity - 11/30/95
Williams, Joseph R.           5,500       -           -        6,449.80     4.5 yrs., 9.54%, made - 1/9/90 maturity - 8/15/94
Shelor, Richard E             4,000       -           -        3,403.83     2 yrs., 6.46%, made - 6/15/94 maturity - 7/15/96
Eubank, Patsy R.              2,500       -           -        3,454.57     4.5 yrs., 7.79%, made - 9/8/92 maturity - 3/31/97
Boothe, Robert L.             1,500       -           -        2,146.04     1 yr., 8.42%, made - 7/16/91 maturity - 8/15/92
Anzio, Robert M.              1,500       -           -        2,004.24     4.5 yrs., 7.27%, made - 12/20/94 maturity - 7/15/99
Daniels, William S.           8,000       -           -        1,827.30     4.5 yrs., 8.00%, made - 3/7/88 maturity - 9/30/92
Tyler, Cathen E.              3,500       -           -        5,853.71     4.5 yrs., 8.69%, made - 12/3/91 maturity - 6/30/96
Gauldin, Joseph G.           11,500       -           -       13,078.98     4.5 yrs., 8.25%, made - 3/23/92 maturity - 10/15/96
Robinson, Albert C           10,000       -           -          540.43     4.5 yrs., 6.87%, made - 6/11/95 maturity - 12/31/99
Brown, Pernell                5,000       -           -        7,120.86     4.5 yrs., 6.75%, made - 9/16/93 maturity - 4/15/98




                                  Amount Overdue
                             -------------------------
          Name               Principal      Interest
--------------------          ---------      ---------

Puckett, David L.          $   8,234.95   $  1,483.35
Brown, Stafford T.             3,000.00        351.35
Wiggins, Charles D.            3,120.85        810.53
Howard, Stanley M.             2,341.67        484.18
Smith, Daniel L.               2,610.58        380.51
Ratcliffe, Nicholas            3,492.87        512.31
Sarver, James M.                 312.18         55.28
Sarver, James M.              23,000.00      4,053.92
Brown, Madison C.              8,876.02      1,795.29
Clayton, Dean M.               1,925.30        500.05
Hickman, Sidney C.               129.79         11.42
Gilmartin, Sean R.             1,000.00        518.27
James, Raymond H.              4,500.00      2,783.38
Campbell, Willie G.            1,740.55        632.87
Williams, Joseph R.            3,364.97      3,084.83
Shelor, Richard E              2,672.23        731.60
Eubank, Patsy R.               2,230.48      1,224.09
Boothe, Robert L.              1,179.01        967.03
Anzio, Robert M.               1,500.00        504.24
Daniels, William S.            1,065.60        761.70
Tyler, Cathen E.               3,294.93      2,558.78
Gauldin, Joseph G.             8,456.83      4,622.15
Robinson, Albert C               538.88          1.55
Brown, Pernell                 5,000.00      2,120.86


                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees

           Item 27(b) - Schedule of Loans or Fixed Income Obligations
                             As of December 31, 1998
                                   (Continued)


                                           Loan Payments
                                              in 1998              Unpaid
                            Loan       -----------------------    Balance at
         Name              Amount      Principal      Interest    12/31/98                           Loan Terms
----------------------   -----------   ---------      --------   ----------     ----------------------------------------------------

Phillips, Martin A.     $  1,500.00        -             -       $ 2,098.53     4 yrs., 7.0%, made - 2/24/94 maturity - 4/15/98
Crandol, Jerry A.          1,500.00        -             -         1,550.40     4.5 yrs., 6.52%, made - 12/3/93 maturity - 5/31/98
Hill, Robert B.            2,500.00        -             -         2,897.43     4.5 yrs., 7.0%, made - 4/1/93 maturity - 10/31/97
Hill, Altee M.             8,000.00        -             -         8,477.11     4.5 yrs., 6.7%, made - 7/27/93 maturity - 2/28/98
Wills, Christophe L.      13,000.00        -             -        12,768.12     4.5 yrs., 7.00%, made - 4/28/93 maturity - 10/31/97
Everett, Randy B.          1,500.00        -             -         2,333.59     3 yrs., 7.66%, made - 3/7/88 maturity - 3/31/91
Rainey, Quinton            1,500.00        -             -         2,883.90     2 yrs., 8.98%, made - 8/30/91 maturity - 9/30/93
Vann, Henry L.             2,500.00        -             -         5,366.58     4.5 yrs., 9.82%, made - 6/27/90 maturity - 1/31/95
Dolby, Calvin V.           1,500.00        -             -         2,436.11     2 yrs., 9.05%, made - 4/18/91 maturity - 5/15/93
Kilmon, Asa K.             7,000.00        -             -         9,264.01     4.5 yrs., 7.25%, made - 2/1/95 maturity - 8/31/99
Evans, Bobby C.            1,500.00        -             -         1,667.86     2 yrs., 6.4%, made - 7/28/93 maturity - 8/31/95
Slade, Linwood L.          5,000.00        -             -         6,264.08     4.5 yrs., 7.75%, made - 1/22/96 maturity - 8/15/00
Jones, Herman             14,500.00        -             -        15,584.55     4.5 yrs., 6.96%, made - 2/26/93 maturity - 9/30/97
Campbell, Ronnie F.        5,000.00        -             -         4,142.63     3 yrs., 9.6%, made - 8/10/90 maturity - 9/15/93
Hood, James               10,000.00        -             -        12,733.26     4 yrs., 6.94%, made - 12/6/94 maturity 1/31/99
Flyth, Calvin B.           3,500.00        -             -         6,219.01     4.5 yrs., 9.32%, made - 6/26/91 maturity 1/31/96
Wilder, Bernard            1,000.00        -             -         1,600.60     2 yrs., 7.45%, made - 8/19/92 maturity 9/15/94
Riddick, Wilbert J.       11,000.00        -             -         6,763.48     4.5 yrs., 7.5%, made - 11/16/92 maturity 5/15/97
Jenkins, Fred T.           5,000.00        -             -         7,417.20     2 yrs., 7.77%, made - 3/12/92 maturity 4/15/94
Wild, Bernard W.           1,000.00        -             -         1,678.67     2 yrs., 9.12%, made - 4/19/91 maturity 5/15/93
Burger, Crystal L.         1,500.00        -             -         1,771.18     2 yrs., 6.53%, made - 8/19/93 maturity 9/15/95
McTheny, Mark T.           2,500.00        -             -         3,113.06     4 yrs., 7.22%, made - 5/18/95 maturity 6/15/99
Thompson, Lonnell          5,000.00        -             -           128.54     2 yrs., 7.5%, made - 2/8/96 maturity 2/28/98
Williams, John D.          1,000.00        -             -         1,600.47     3 yrs., 7.4%, made - 8/4/92 maturity 9/15/95




                               Amount Overdue
                           ----------------------
         Name              Principal     Interest
----------------------     ---------     --------

Phillips, Martin A.       $  1,500.00   $   598.53
Crandol, Jerry A.            1,198.11       352.29
Hill, Robert B.              2,078.85       818.58
Hill, Altee M.               6,378.95     2,098.16
Wills, Christophe L.         9,458.79     3,309.33
Everett, Randy B.            1,100.08     1,233.51
Rainey, Quinton              1,500.00     1,383.90
Vann, Henry L.               2,410.43     2,956.15
Dolby, Calvin V.             1,265.57     1,170.54
Kilmon, Asa K.               7,000.00     2,264.01
Evans, Bobby C.              1,218.08       449.78
Slade, Linwood L.            5,000.00     1,264.08
Jones, Herman               11,333.16     4,251.39
Campbell, Ronnie F.          2,222.13     1,920.50
Hood, James                  9,816.89     2,916.37
Flyth, Calvin B.             3,255.45     2,963.56
Wilder, Bernard              1,000.00       600.60
Riddick, Wilbert J.          5,187.72     1,575.76
Jenkins, Fred T.             4,494.13     2,923.07
Wild, Bernard W.               864.32       814.35
Burger, Crystal L.           1,281.85       489.33
McTheny, Mark T.             2,439.88       673.18
Thompson, Lonnell              120.36         8.18
Williams, John D.            1,000.00       600.47

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees

           Item 27(b) - Schedule of Loans or Fixed Income Obligations
                             As of December 31, 1998
                                   (Continued)




                                             Loan Payments
                                                in 1998               Unpaid
                              Loan       ----------------------     Balance at
          Name               Amount      Principal     Interest     12/31/98                          Loan Terms
----------------------     ----------    ---------     --------    -----------    --------------------------------------------------

Joyner Jr. David R.        $10,000.00       -             -        $ 5,387.52     4.5 yrs., 7.5%, made - 10/31/92 maturity 4/30/97
Hall, Arnold R.              7,500.00       -             -            775.95     4 yrs., 7.9%, made - 6/14/88 maturity 7/15/92
Mabine, James E.             2,500.00       -             -          4,779.87     2 yrs., 9.01%, made - 10/1/91 maturity 10/31/93
Parker, Kenneth L.          10,000.00       -             -         18,551.07     4 yrs., 9.37%, made - 10/3/91 maturity 10/31/95
Hicks, Leogie                2,000.00       -             -          2,136.82     4 yrs., 7.68%, made - 9/16/92 maturity 10/15/96
Butler, Harold M.           11,500.00       -             -          3,992.78     4.5 yrs., 9.89%, made - 1/31/91 maturity 8/31/95
Gilliam, McAuthor            6,500.00       -             -          3,242.75     4.5 yrs., 6.17%, made - 11/29/95 maturity 3/31/00
Combs, Alton L.             12,000.00       -             -          6,253.42     4.5 yrs., 7.89%, made - 10/25/88 maturity 5/31/93
Bazemore, William H.         1,000.00       -             -          1,041.90     2 yrs., 7.08%, made - 1/9/95 maturity 1/31/97
Hurt, Don O.                 3,000.00       -             -          3,874.67     4 yrs., 8.77%, made - 2/11/92 maturity 2/29/96
Watson, Donna M.             5,000.00       -             -          4,955.48     4 yrs., 9.50%, made - 9/8/97 maturity 9/15/01
Watson, Donna M.             3,000.00       -             -          3,264.36     5 yrs., 9.50%, made - 2/4/98 maturity 1/31/03
Smith, Michael P.            1,000.00       -             -            979.77     5 yrs., 9.5%, made - 10/22/97 maturity 10/15/02
Smith, Michael P.            1,350.00       -             -          1,366.67     3 yrs., 9.5%, made - 2/26/98 maturity 2/28/01
Pearson, Willie R.          15,000.00       -             -          4,576.88     4 yrs., 7.25%, made - 10/31/94 maturity 10/31/98
Maxey, Judy A.               8,000.00       -             -          7,744.53     5 yrs., 9.5%, made - 7/24/97 maturity 7/15/02
Johnson, Michael H.          5,000.00       -             -          5,358.20     2 yrs., 7.74%, made - 11/30/95 maturity 11/30/97
Simon, Judy T.               3,595.00       -             -          3,207.18     3 yrs., 7.75%, made - 4/30/96 maturity 4/30/99
Woodell, James W.            5,500.00       -             -          2,404.07     4 yrs., 7.00%, made - 2/28/94 maturity 2/28/98
Mills, Jeffery A.            7,800.00       -             -          6,751.80     5 yrs., 9.25%, made - 2/28/97 maturity 2/28/02
Mills, Jeffery A.            6,079.18       -             -          6,524.23     5 yrs., 9.5%, made - 3/30/98 maturity 3/15/03
Sisco, Henderson L.          6,000.00       -             -          2,752.61     4 yrs., 8.0%, made - 2/06/89 maturity 2/28/93





                                  Amount Overdue
                              -----------------------
          Name                Principal     Interest
----------------------        ---------     ---------

Joyner Jr. David R.         $ 4,197.43     $ 1,190.09
Hall, Arnold R.                 458.38         317.57
Mabine, James E.              2,500.00       2,279.87
Parker, Kenneth L.            9,677.32       8,873.75
Hicks, Leogie                 1,460.96         675.86
Butler, Harold M.             2,646.39       1,346.39
Gilliam, McAuthor             3,106.87         135.88
Combs, Alton L.               3,675.75       2,577.67
Bazemore, William H.            813.47         228.43
Hurt, Don O.                  2,333.65       1,541.02
Watson, Donna M.              4,583.59         371.89
Watson, Donna M.              3,000.00         264.36
Smith, Michael P.               923.97          55.80
Smith, Michael P.             1,289.22          77.45
Pearson, Willie R.            4,283.16         293.72
Maxey, Judy A.                7,218.48         526.05
Johnson, Michael H.           4,318.15       1,040.05
Simon, Judy T.                2,772.74         434.44
Woodell, James W.             2,066.23         337.84
Mills, Jeffery A.             6,353.35         398.45
Mills, Jeffery A.             6,079.18         445.05
Sisco, Henderson L.           1,605.50       1,147.11

                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees

           Item 27(b) - Schedule of Loans or Fixed Income Obligations
                             As of December 31, 1998
                                   (Continued)




                                              Loan Payments
                                                 in 1998            Unpaid
                                Loan     ---------------------     Balance at
           Name                Amount    Principal    Interest     12/31/98                          Loan Terms
-----------------------      ---------   ---------    --------    ----------     -----------------------------------------------

Smith, Arnold R.            $ 3,500.00       -           -       $ 3,388.46      3 yrs., 9.62%, made - 6/26/90 maturity 7/31/93
Monds, Kathryn N.             2,500.00       -           -         3,802.29      4 yrs., 7.70%, made - 8/4/92 maturity 8/31/96
Culotta, Monrickie R.         3,000.00       -           -           510.19      2 yrs., 9.46%, made - 8/16/90 maturity 9/15/92
Joyner, Barbara M.            2,000.00       -           -         2,724.92      2 yrs., 6.19%, made - 12/15/93 maturity 1/31/96
Williams, Bobby K.            2,500.00       -           -         2,768.32      2 yrs., 6.40%, made - 8/12/93 maturity 9/15/95
Evilsizer, Joseph M.          8,000.00       -           -        11,467.47      4.5 yrs., 6.69%, made - 7/26/93 maturity 2/28/98
Brown, Ricky M.               1,000.00       -           -         1,625.59      2 yrs., 7.45%, made - 6/3/92 maturity 6/30/94
Johnson, James E.             2,500.00       -           -         3,307.32      4.5 yrs., 7.23%, made - 1/30/95 maturity 8/31/99
Rawles, Michael               4,000.00       -           -         5,826.65      2 yrs., 8.49%, made - 1/24/92 maturity 2/15/94
Williams, Jon F.              2,000.00       -           -         1,202.46      3 yrs., 9.39%, made - 9/24/91 maturity 10/15/94
Dudney, Lester K.             5,000.00       -           -         6,760.71      4 yrs., 6.72%, made - 6/16/94 maturity 7/15/98
Armstead, Carl M.             5,500.00       -           -         7,605.51      4.5 yrs., 6.74%, made - 10/01/93 maturity 4/30/98
Carmean, Patrick S.           1,000.00       -           -         1,227.36      1 yr., 8.74%, made - 5/24/91 maturity 6/15/92
Higgins, Anthony L.           3,000.00       -           -         4,630.83      2 yrs., 7.02%, made - 10/06/92 maturity 10/31/94
Whitmore, Scott M.            1,500.00       -           -         2,087.25      3 yrs., 7.10%, made - 12/02/92 maturity 3/31/95
Turner, Gary R.               1,500.00       -           -            49.29      2 yrs., 7.94, made - 5/5/92 maturity 5/31/94
Ridout, Jay L.                1,500.00       -           -         2,098.04      4.5 yrs., 6.79%, made - 1/4/94 maturity 7/31/98
Cooke, Dirik B.               7,000.00       -           -         9,014.82      4.5 yrs., 9.55%, made - 4/9/90 maturity 11/15/94
Godwin Jr., Frederick         1,000.00       -           -         1,440.48      4 yrs., 6.77%, made - 7/22/93 maturity 8/15/97
Ezzell, David E.             15,000.00       -           -        17,528.88      4.5 yrs., 7.21%, made - 10/30/92 maturity 5/31/97
Bazemore Jr., James N.       13,500.00       -           -        13,864.88      4.5 yrs, 7.25%, made - 3/16/93 maturity 10/31/97
McKinney, Gilmer L.           8,500.00       -           -           472.13      4.5 yrs., 7.75%, made - 11/20/87 maturity 6/15/92
Bayse, John T.                2,000.00       -           -         3,068.44      4.5 yrs., 7.26%, made - 1/20/93 maturity 8/15/97
Mason, Elliott L.             1,500.00       -           -         1,383.79      3 yrs., 9.75%, made - 5/18/90 maturity 6/15/93
Hall, Randall W.              1,000.00       -           -         1,618.44      2 yrs., 7.79%, made - 3/26/92 maturity 4/30/94
Hendrix Jr., Harvey H.        4,000.00       -           -         6,847.84      4.5 yrs., 9.31%, made - 4/25/91 maturity 11/30/95






                                    Amount Overdue
                               ------------------------
           Name                 Principal     Interest
-----------------------        -----------   ----------

Smith, Arnold R.               $ 1,765.25   $ 1,623.21
Monds, Kathryn N.                2,381.92     1,420.37
Culotta, Monrickie R.              277.04       233.15
Joyner, Barbara M.               2,000.00       724.92
Williams, Bobby K.               2,027.07       741.25
Evilsizer, Joseph M.             8,000.00     3,467.47
Brown, Ricky M.                  1,000.00       625.59
Johnson, James E.                2,500.00       807.32
Rawles, Michael                  3,358.57     2,468.08
Williams, Jon F.                   737.93       464.53
Dudney, Lester K.                5,000.00     1,760.71
Armstead, Carl M.                5,416.93     2,188.58
Carmean, Patrick S.                656.66       570.70
Higgins, Anthony L.              3,000.00     1,630.83
Whitmore, Scott M.               1,392.55       694.70
Turner, Gary R.                     34.05        15.24
Ridout, Jay L.                   1,500.00       598.04
Cooke, Dirik B.                  4,679.66     4,335.16
Godwin Jr., Frederick            1,000.00       440.48
Ezzell, David E.                12,154.01     5,374.87
Bazemore Jr., James N.          10,101.01     3,763.87
McKinney, Gilmer L.                281.55       190.58
Bayse, John T.                   2,000.00     1,068.44
Mason, Elliott L.                  711.66       672.13
Hall, Randall W.                   969.86       648.58
Hendrix Jr., Harvey H.           3,587.13     3,260.71



                Newport News Shipbuilding Inc. 401(k) Investment
                           Plan for Salaried Employees


                Item 27(d) - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1998



   Number           Number                                        Total           Total         Cost of
of Purchase        of Sales                                     Amount of       Amount of       Assets         Gain
Transactions     Transactions           Description           Purchases (a)     Sales (b)        Sold         (Loss)
------------     ------------   --------------------------    -------------   -------------  -------------  ----------

  116                136        Money Market Fund*             $  86,425,912  $  85,636,165  $  85,636,165  $
                                                                                                                      -
                                Uniqmoedc Money
  966              1,166          Market Fund                    134,637,547    135,429,117    135,429,117            -
                                Putnam New Opportunities
  136                116          Fund                            18,859,983     11,577,645      9,460,175    2,117,470
   92                156        Fidelity Growth Company           13,280,707     10,809,903      9,443,733    1,366,170
                                  Fund
                                INVESCO Value Trust Total
  133                 91          Return Fund                      4,831,774      2,636,430      2,346,482      289,948
                                Newport News Shipbuilding
                                  Inc. Common Stock*
  136                124                                          59,728,878     41,314,343     33,604,694    7,709,649
                                El Paso Natural Gas
                                  Company Common Stock
    -                171                                                   -      1,022,874        601,201      421,673
    -                155       Tenneco Inc. Common Stock                   -      8,316,031      8,257,480       58,551




Note: This schedule presents all transactions or series of transactions of the same issue during the period January 1, 1998 through December 31, 1998, in excess of 5 percent of the fair value of the Plan's assets as of the beginning of the year.

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

*  Represents a party-in-interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Newport News Shipbuilding Inc. Benefits Committee has caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 NEWPORT NEWS SHIPBUILDING INC.
                                                 401(k) INVESTMENT PLAN FOR
                                                 SALARIED EMPLOYEES




Date: __________________________                By: /s/   Robert H. Walker
                                                    --------------------------
                                                   Manager, Employee Benefits
                                                  Newport News Shipbuilding Inc.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

         As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Newport News Shipbuilding Inc.'s previously filed Registration Statements on Form S-8, File Nos. 333-72765 and 333-63231.



Washington, D.C.                                           ARTHUR ANDERSEN LLP
June 29, 1999